SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 4

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

TRIBUNE COMPANY

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

896047-10-7

(Cusip Number)

William Stinehart, Jr.

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047-10-7	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Susan Babcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,126,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Chandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

30,132
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

30,132
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,156,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Camilla Chandler Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

427,662
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

427,662
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,554,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roger Goodan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

62,352
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

62,352
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,188,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Stinehart, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

44,222
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

44,222
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,170,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Judy C. Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,126,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Warren B. Williamson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

25,102
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

25,102
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,151,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

This Amendment No. 4 supplements and amends the Schedule 13D filed by the Trustees of Chandler Trust No. 1 and Chandler Trust No. 2 (the “Chandler Trusts”) on June 21, 2000, as amended by Amendment No. 1 filed on June 13, 2006, Amendment No. 2 filed on September 27, 2006 and Amendment No. 3 filed on January 18, 2007.

ITEM 4	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

On April 2, Tribune Company (“Tribune”) announced that is has completed its strategic review process and has entered into a transaction (the “Transaction”) which will result in the company going private in two stages. The first stage of the transaction is a cash tender offer for approximately 126 million shares of Tribune at $34 per share anticipated to be completed in the second quarter of 2007. The second stage is a merger expected to close in the fourth quarter of 2007 in which holders of Tribune’s remaining publicly-held shares will receive $34 per share.

In connection with the Transaction, the Chandler Trusts entered into a Voting Agreement and a Registration Rights Agreement with Tribune on April 1, 2007. The Voting Agreement and Registration Rights Agreement are attached as exhibits hereto.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

As of April 1, 2007:

(A) Ms. Babcock (i) is the beneficial owner of 48,126,341 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 20.0% of the issued and outstanding shares of Common Stock of Tribune.

(B) Mr. Chandler (i) is the beneficial owner of 48,156,473 shares, (ii) has the sole power to vote or direct the vote of 30,132 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 30,132 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 20.0% of the issued and outstanding shares of Common Stock of Tribune.

(C) Ms. Frost (i) is the beneficial owner of 48,554,003 shares, (ii) has the sole power to vote or direct the vote of 427,662 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 427,662 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 20.2% of the issued and outstanding shares of Common Stock of Tribune.

(D) Mr. Goodan (i) is the beneficial owner of 48,188,693 shares, (ii) has the sole power to vote or direct the vote of 62,352 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 62,352 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 20.1% of the issued and outstanding shares of Common Stock of Tribune.

(E) Mr. Stinehart (i) is the beneficial owner of 48,170,563 shares, (ii) has the sole power to vote or direct the vote of 44,222 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 44,222 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 20.1% of the issued and outstanding shares of Common Stock of Tribune.

(F) Ms. Webb (i) is the beneficial owner of 48,126,341 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 20.0% of the issued and outstanding shares of Common Stock of Tribune.

(G) Mr. Williamson (i) is the beneficial owner of 48, 151,443 shares, (ii) has the sole power to vote or direct the vote of 25,102 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 25,102 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 20.0% of the issued and outstanding shares of Common Stock of Tribune.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A Voting Agreement, dated as of April 1, 2007, by and among Tribune Company and each of the Chandler Trusts is attached hereto as Exhibit A.

A Registration Rights Agreement, dated as of April 1, 2007, by and among the Chandler Trusts and Tribune Company is attached hereto as Exhibit B.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2007

/s/ Susan Babcock
Susan Babcock

Date: April 1, 2007

/s/ Jeffrey Chandler
Jeffrey Chandler

Date: April 1, 2007

/s/ Camilla Chandler Frost
Camilla Chandler Frost

Date: April 1, 2007

/s/ Roger Goodan
Roger Goodan

Date: April 1, 2007

/s/ William Stinehart, Jr.
William Stinehart, Jr.

Date: April 1, 2007

/s/ Judy C. Webb
Judy C. Webb

Date: April 1, 2007

/s/ Warren B. Williamson
Warren B. Williamson